Exhibit 4.1

DESCRIPTION OF THE COMPANY’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES

EXCHANGE ACT OF 1934

Harrow Health, Inc. has two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: (i) our common stock, par value $0.001 per share, and (ii) our 8.625% Senior Notes due 2026 (the “2026 Notes”) and 11.875% Senior Notes due 2027 (the “2027 Notes”) (collectively, the “Senior Notes” or “Notes”).

In this exhibit, when we refer to “Company”, “Harrow”, “we”, “us” and “our” or when we otherwise refer to ourselves, we mean Harrow Health, Inc., excluding, unless otherwise expressly stated or the context requires, our subsidiaries.

Description of Capital Stock

The following is a summary of the rights of our common and preferred stock and of certain provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws. For more detailed information, please see our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, which are incorporated by reference as exhibits to the Annual Report on Form 10-K to which this description is an exhibit.

Authorized Capital Stock

Our authorized capital stock consists of 55,000,000 shares, 50,000,000 of which are designated as common stock, par value $0.001 per share, and 5,000,000 of which are designated as preferred stock, par value $0.001 per share. As of March 22, 2023, there were 29,901,530 shares of our common stock and no shares of our preferred stock issued and outstanding.

Capital Stock Issued and Outstanding

As of March 15, 2023, there were approximately 76 stockholders of record (excluding an indeterminable number of stockholders whose shares are held in street or “nominee” name) of our common stock. In addition, as of December 31, 2022, there are outstanding (i) options to acquire 3,027,701 shares of our common stock with a weighted average exercise price of $5.90 per share, (ii) 2,061,719 unvested restricted and performance-based stock units and (iv) 319,859 restricted stock units award to directors that had vested, but issuance and delivery of the shares are deferred until the director resigns or otherwise leaves the Board of Directors.

Description of Common Stock

We are authorized to issue 50,000,000 shares of common stock, par value $0.001 per share. The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. Our Amended and Restated Certificate of Incorporation does not provide for cumulative voting in the election of directors. Subject to any preferential rights of any outstanding series of preferred stock created by our Board of Directors from time to time the holders of our common stock will be entitled to cash dividends as may be declared, if any, by our Board of Directors from funds available. Subject to any preferential rights of any outstanding series of preferred stock that we may issue, upon liquidation, dissolution or winding up of our company, the holders of our common stock will be entitled to receive pro rata all assets available for distribution to the holders.

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Description of Preferred Stock

Our Board of Directors has the authority, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock, par value $0.001 per share, in one or more series. Our Board of Directors may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms, and number of shares constituting any series and the designation of any series. The issuance of preferred stock could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying or preventing a change in control. The ability to issue preferred stock could delay or impede a change in control.

Anti-Takeover Provisions

We are subject to the provisions of Section 203 of the Delaware General Corporation Law, or DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination’’ with an “interested stockholder’’ for a period of three years after the date of the transaction in which such stockholder became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a “business combination’’ includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder’’ is a stockholder who, together with affiliates and associates, owns, or within three years prior, did own, 15% or more of the voting stock.

Liability and Indemnification of Directors and Officers

Section 145 of the DGCL provides, in general, that a corporation incorporated under the laws of the State of Delaware, such as us, may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than a derivative action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. In the case of a derivative action, a Delaware corporation may indemnify any such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made in respect of any claim, issue or matter as to which such person will have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or any other court in which such action was brought determines such person is fairly and reasonably entitled to indemnity for such expenses.

Our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws provide that we will indemnify our directors, officers, employees and agents to the extent and in the manner permitted by the provisions of the DGCL, as amended from time to time, subject to any permissible expansion or limitation of such indemnification, as may be set forth in any stockholders’ or directors’ resolution or by contract.

We also have director and officer indemnification agreements with each of our executive officers and directors that provide, among other things, for the indemnification to the fullest extent permitted or required by Delaware law, provided that such indemnitee shall not be entitled to indemnification in connection with any proceedings or claims initiated or brought voluntarily by the indemnitee and not by way of defense, unless (i) such indemnification is expressly required to be made by law, (ii) the proceeding was authorized by our Board of Directors, (iii) indemnification is provided by us, in our sole discretion, pursuant to powers vested in us under the DGCL, or (iv) the proceeding is brought to establish or enforce a right to indemnification under the indemnification agreement or any other statute or law or otherwise as required under Section 145 of the DGCL. We are not required to indemnify the indemnitee for any amounts paid in settlement of a proceeding unless we consent to such settlement.

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Any repeal or modification of these provisions approved by our stockholders shall be prospective only, and shall not adversely affect any limitation on the liability of a director or officer existing as of the time of such repeal or modification.

We have purchased and intend to maintain insurance on our behalf and on behalf of any person who is or was a director or officer against any loss arising from any claim asserted against him or her and incurred by him or her in that capacity, subject to certain exclusions and limits of the amount of coverage.

Listing; Transfer Agent

Our common stock is listed on The NASDAQ Global Market under the symbol “HROW”. The transfer agent and registrar for our common stock is Securities Transfer Corporation, 2901 N. Dallas Parkway, Suite 380, Plano, Texas 75093.

Description of the Senior Notes

The Company issued the Notes under an Indenture dated as of April 20, 2021, as supplemented by the First Supplemental Indenture dated as of April 20, 2021 and the Second Supplement Indenture, dated as of December 20, 2022 (the “Indenture”), between the Company and U.S. Bank National Association (the “Trustee”). The terms of the Notes include those expressly set forth in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). Certain defined terms used in this description but not defined herein have the meanings assigned to them in the Indenture.

General

The 2026 Notes:

●	are general unsecured, senior obligations of the Company;
●	are limited to an aggregate principal amount of $75.0 million, subject to the Company’s ability to issue additional Notes;
●	mature on April 30, 2026 unless earlier redeemed or repurchased, and 100% of the aggregate principal amount will be paid at maturity;
●	bear cash interest from April 30, 2021 at an annual rate of 8.625%, payable quarterly in arrears on January 31, April 30, July 31 and October 31 of each year, beginning on July 31, 2021, and at maturity;
●	are redeemable at the Company’s option, in whole or in part, prior to February 1, 2026, at the prices and on the terms described under “— Optional Redemption” below;
●	were issued in denominations of $25 and integral multiples of $25 in excess thereof;
●	do not have a sinking fund;
●	are listed on NASDAQ under the symbol “HROWL”; and
●	are represented by one or more registered notes in global form, but in certain limited circumstances may be represented by notes in definitive form.

The 2027 Notes:

●	are general unsecured, senior obligations;
●	are limited to an aggregate principal amount of $40.25 million, subject to the Company’s ability to issue additional 2027 Notes;
●	mature on December 31, 2027 unless earlier redeemed or repurchased, and 100% of the aggregate principal amount will be paid at maturity;
●	bear cash interest from December 20, 2022 at an annual rate of 11.875%, payable quarterly in arrears on January 31, April 30, July 31 and October 31 of each year, beginning on January 31, 2023, and at maturity;
●	are redeemable at our option, in whole or in part, at the prices and on the terms described under “— Optional Redemption” below;
●	are subject to mandatory redemption, in whole, if we do not complete the Acquisition within 180 calendar days after the original issue date of the Notes, at a price of $25.50, or in certain circumstances, if there is a Material Change, in each case as described under “— Mandatory Redemption” below
●	issued in denominations of $25 and integral multiples of $25 in excess thereof;
●	do not have a sinking fund;
●	are listed on Nasdaq under the symbol “HROWM”; and
●	Are represented by one or more registered notes in global form, but in certain limited circumstances may be represented by notes in definitive form.

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The Indenture does not limit the amount of indebtedness that we or our subsidiaries may issue. The Indenture does not contain any financial covenants and does not restrict us from paying dividends or issuing or repurchasing our other securities. Other than restrictions described under “— Covenants — Merger, Consolidation or Sale of Assets” below, the Indenture does not contain any covenants or other provisions designed to afford holders of the Notes protection in the event of a highly leveraged transaction involving us or in the event of a decline in our credit rating as the result of a takeover, recapitalization, highly leveraged transaction or similar restructuring involving us that could adversely affect such holders.

We may from time to time, without the consent of the existing holders, issue additional Notes having the same terms as to status, redemption or otherwise (except the price to public, the issue date and, if applicable, the initial interest accrual date and the initial interest payment date) that may constitute a single fungible series with the Notes offered by this prospectus supplement; provided that if any such additional Notes are not fungible with the Notes initially offered hereby for U.S. federal income tax purposes, such additional Notes will have one or more separate CUSIP numbers.

Ranking

The Notes are senior unsecured obligations of the Company, and, upon our liquidation, dissolution or winding up, will rank (i) senior to the outstanding shares of our common stock, (ii) senior to any of our future subordinated debt, (iii) pari passu (or equally) with our existing and future unsecured and unsubordinated indebtedness, (iv) effectively subordinated to any existing or future secured indebtedness (including indebtedness that is initially unsecured to which we subsequently grant security), to the extent of the value of the assets securing such indebtedness and (v) structurally subordinated to all existing and future indebtedness of our subsidiaries, financing vehicles or similar facilities.

Interest

2026 Notes

Interest on the 2026 Notes accrues at an annual rate equal to 8.625% from and including April 30, 2021 to, but excluding, the maturity date or earlier acceleration or redemption and is payable quarterly in arrears on January 31, April 30, July 31 and October 31 of each year, beginning on July 31, 2021 and at maturity, to the record holders at the close of business on the immediately preceding January 15, April 15, July 15 and October 15, as applicable (whether or not a business day).

The initial interest period for the 2026 Notes is the period from and including April 30, 2021, to, but excluding, July 31, 2021, and subsequent interest periods are the periods from and including an interest payment date to, but excluding, the next interest payment date or the stated maturity date, as the case may be. The amount of interest payable for any interest period, including interest payable for any partial interest period, is computed on the basis of a 360-day year comprised of twelve 30-day months. If an interest payment date falls on a non-business day, the applicable interest payment is made on the next business day and no additional interest will accrue as a result of such delayed payment.

2027 Notes

Interest on the 2027 Notes accrue at an annual rate equal to 11.875% from and including December 20, 2022 to, but excluding, the maturity date or earlier acceleration or redemption and are payable quarterly in arrears on January 31, April 30, July 31 and October 31 of each year, beginning on January 31, 2023 and at maturity, to the record holders at the close of business on the immediately preceding January 15, April 15, July 15 and October 15, as applicable (whether or not a business day).

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The initial interest period for the 2027 Notes is the period from and including December 20, 2022, to, but excluding, January 31, 2023, and subsequent interest periods are the periods from and including an interest payment date to, but excluding, the next interest payment date or the stated maturity date, as the case may be. The amount of interest payable for any interest period, including interest payable for any partial interest period, will be computed on the basis of a 360-day year comprised of twelve 30-day months. If an interest payment date falls on a non-business day, the applicable interest payment will be made on the next business day and no additional interest will accrue as a result of such delayed payment.

“Business day” means, for any place where the principal and interest on the Notes is payable, each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day in which banking institutions in such place of payment are authorized or obligated by law or executive order to close.

Optional Redemption

2026 Notes

Prior to February 1, 2026 (the “2026 Notes Par Call Date”), we may, at our option, redeem the 2026 Notes, in whole at any time or in part from time to time, at a redemption price equal to the sum of (i) 100% of the principal amount of the 2026 Notes being redeemed plus accrued and unpaid interest to, but excluding, the date of redemption and (ii) the Make-Whole Amount, if any.

The 2026 Notes may be redeemed for cash in whole or in part at any time at our option on or after February 1, 2026 and prior to maturity, at a price equal to 100% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption. In each case, redemption shall be upon notice not fewer than 30 days and not more than 60 days prior to the date fixed for redemption.

If less than all of the 2026 Notes are to be redeemed, the particular 2026 Notes to be redeemed will be selected not more than 45 days prior to the redemption date by the Trustee from the outstanding 2026 Notes not previously called for redemption, by lot, or in the Trustee’s discretion, on a pro-rata basis, provided that the unredeemed portion of the principal amount of any 2026 Notes will be in an authorized denomination (which will not be less than the minimum authorized denomination) for such 2026 Notes. The Trustee will promptly notify us in writing of the 2026 Notes selected for redemption and, in the case of any 2026 Notes selected for partial redemption, the principal amount thereof to be redeemed. Beneficial interests in any of the 2026 Notes or portions thereof called for redemption that are registered in the name of DTC or its nominee will be selected by DTC in accordance with DTC’s applicable procedures.

2027 Notes

Prior to December 31, 2024 (the “2027 Notes Make-Whole Call Date”), we may, at our option, redeem the 2027 Notes, in whole at any time or in part from time to time, at a redemption price equal to the sum of (i) 100% of the principal amount of the 2027 Notes being redeemed plus accrued and unpaid interest to, but excluding, the date of redemption and (ii) the Make-Whole Amount, if any.

We may redeem the 2027 Notes for cash in whole or in part at any time at our option (i) on or after December 31, 2024 and prior to December 31, 2025, at a price equal to $25.50 per note, plus accrued and unpaid interest to, but excluding, the date of redemption, (ii) on or after December 31, 2025 and prior to December 31, 2026, at a price equal to $25.25 per note, plus accrued and unpaid interest to, but excluding, the date of redemption, and (iii) on or after December 31, 2026 and prior to maturity, at a price equal to 100% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption. In each case, redemption shall be upon notice not fewer than 30 days and not more than 60 days prior to the date fixed for redemption.

If less than all of the 2027 Notes are to be redeemed, the particular 2027 Notes to be redeemed will be selected not more than 45 days prior to the redemption date by the trustee from the outstanding 2027 Notes not previously called for redemption, by lot, or in the trustee’s discretion, on a pro-rata basis, provided that the unredeemed portion of the principal amount of any 2027 Notes will be in an authorized denomination (which will not be less than the minimum authorized denomination) for such 2027 Notes. The trustee will promptly notify us in writing of the 2027 Notes selected for redemption and, in the case of any 2027 Notes selected for partial redemption, the principal amount thereof to be redeemed. Beneficial interests in any of the 2027 Notes or portions thereof called for redemption that are registered in the name of DTC or its nominee will be selected by DTC in accordance with DTC’s applicable procedures.

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The Trustee shall have no obligation to calculate any redemption price, including any Make-Whole Amount, or any component thereof, and the Trustee shall be entitled to receive and conclusively rely upon an officer’s certificate delivered by the Company that specifies any redemption price.

Unless we default on the payment of the redemption price, on and after the date of redemption, interest will cease to accrue on the 2027 Notes called for redemption.

We may at any time, and from time to time, purchase notes at any price or prices in the open market or otherwise.

“Make-Whole Amount” means, in connection with any optional redemption of any Note, the excess, if any, of (i) the sum of the present values, as of the date of such redemption, of the remaining scheduled payments of principal of, and interest (exclusive of interest accrued to, but excluding, the date of redemption) on, such Note, assuming such Note matured on, and that accrued and unpaid interest on such Note was payable through, the Notes Par Call Date, determined by discounting, on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months), such principal and interest at the Reinvestment Rate (as defined below) (determined on the third business day preceding the date of redemption) over (ii) the aggregate principal amount of such Notes being redeemed.

“Reinvestment Rate” means, 0.500%, or 50 basis points, plus the arithmetic mean (rounded to the nearest one-hundredth of one percent) of the yields displayed for each day in the preceding calendar week published in the most recent Statistical Release under the caption “Treasury constant maturities” for the maturity (rounded to the nearest month) corresponding to the remaining life to maturity of the Notes (assuming that the Notes matured on the Notes Par Call Date) as of the date of redemption. If no maturity exactly corresponds to such remaining life to maturity, yields for the two published maturities most closely corresponding to such remaining life to maturity shall be calculated pursuant to the immediately preceding sentence and the Reinvestment Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding in each of such relevant periods to the nearest month. For the purpose of calculating the Reinvestment Rate, the most recent Statistical Release published prior to the date of determination of the Reinvestment Rate shall be used.

“Statistical Release” means that statistical release designated “H.15” or any successor publication that is published daily by the Federal Reserve System and that establishes yields on actively traded United States Treasury securities adjusted to constant maturities, or, if such statistical release (or a successor publication) is not published at the time of any determination under the Indenture, then such other reasonably comparable index that shall be designated by us.

Events of Default

Holders of our Notes will have rights if an Event of Default occurs in respect of the Notes and is not cured, as described later in this subsection. The term “Event of Default” in respect of the Notes means any of the following:

●	we do not pay interest on any Note when due, and such default is not cured within 30 days;
●	we do not pay the principal of the Notes when due and payable;
●	we breach any covenant or warranty in the Indenture with respect to the Notes and such breach continues for 60 days after we receive a written notice of such breach from the Trustee or the holders of at least 25% of the principal amount of the Notes; and
●	certain specified events of bankruptcy, insolvency or reorganization occur and remain undischarged or unstayed for a period of 90 days.

The Trustee may withhold notice to the holders of the Notes of any default, except in the payment of principal or interest, if the Trustee in good faith determines the withholding of notice to be in the interest of the holders of the Notes.

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Each year, we will furnish to the Trustee a written statement of certain of our officers certifying that to their knowledge we are in compliance with the Indenture and the Notes, or else specifying any default.

Remedies if an Event of Default Occurs

If an Event of Default has occurred and is continuing, the Trustee or the holders of not less than 25% of the outstanding principal amount of the Notes may declare the entire principal amount of the Notes, together with accrued and unpaid interest, if any, to be due and payable immediately by a notice in writing to us and, if notice is given by the holders of the Notes, the Trustee. This is called an “acceleration of maturity.” If the Event of Default occurs in relation to our filing for bankruptcy or certain other events of bankruptcy, insolvency or reorganization occur, the principal amount of the Notes, together with accrued and unpaid interest, if any, will automatically, and without any declaration or other action on the part of the Trustee or the holders, become immediately due and payable.

At any time after a declaration of acceleration of the Notes has been made by the Trustee or the holders of the Notes and before any judgment or decree for payment of money due has been obtained by the Trustee, the holders of a majority of the outstanding principal of the Notes, by written notice to us and the Trustee, may rescind and annul such declaration and its consequences if (i) we have paid or deposited with the Trustee all amounts due and owed with respect to the Notes (other than principal that has become due solely by reason of such acceleration) and certain other amounts, and (ii) any other Events of Default have been cured or waived.

At our election, the sole remedy with respect to an Event of Default due to our failure to comply with certain reporting requirements under the Trust Indenture Act or under “— Covenants — Reporting” below, for the first 180 calendar days after the occurrence of such Event of Default, consists exclusively of the right to receive additional interest on the Notes at an annual rate equal to (1) 0.25% for the first 90 calendar days after such default and (2) 0.50% for calendar days 91 through 180 after such default. On the 181st day after such Event of Default, if such violation is not cured or waived, the Trustee or the holders of not less than 25% of the outstanding principal amount of the Notes may declare the principal, together with accrued and unpaid interest, if any, on the Notes to be due and payable immediately. If we choose to pay such additional interest, we must notify the Trustee and the holders of the Notes by certificate of our election at any time on or before the close of business on the first business day following the Event of Default.

Before a holder of the Notes is allowed to bypass the Trustee and bring a lawsuit or other formal legal action or take other steps to enforce such holder’s rights relating to the Notes, the following must occur:

●	such holder must give the Trustee written notice that the Event of Default has occurred and remains uncured;
●	the holders of at least 25% of the outstanding principal of the Notes must have made a written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as trustee;
●	such holder or holders must have offered to the Trustee indemnity against the costs, expenses and liabilities to be incurred in compliance with such request;
●	the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and
●	no direction inconsistent with such written request has been given to the Trustee during such 60-day period by holders of a majority of the outstanding principal of the Notes.

No delay or omission in exercising any right or remedy will be treated as a waiver of that right, remedy or Event of Default.

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Book-entry and other indirect holders of the Notes should consult their banks or brokers for information on how to give notice or direction to or make a request of the Trustee and how to declare or cancel an acceleration of maturity.

Waiver of Defaults

The holders of not less than a majority of the outstanding principal amount of the Notes may on behalf of the holders of all Notes waive any past default with respect to the Notes other than (i) a default in the payment of principal or interest on the Notes when such payments are due and payable (other than by acceleration as described above), or (ii) in respect of a covenant that cannot be modified or amended without the consent of each holder of Notes.

Covenants

In addition to any other covenants described in the accompanying prospectus, as well as standard covenants relating to payment of principal and interest, maintaining an office where payments may be made or securities can be surrendered for payment, payment of taxes by us and related matters, the following covenants will apply to the Notes. To the extent of any conflict or inconsistency between the base indenture and the following covenants, the following covenants will govern.

Merger, Consolidation or Sale of Assets

The Indenture provides that we will not merge or consolidate with or into any other person (other than a merger of a wholly owned subsidiary into us), or sell, transfer, lease, convey or otherwise dispose of all or substantially all our property in any one transaction or series of related transactions unless:

●	we are the surviving entity or the entity (if other than us) formed by such merger or consolidation or to which such sale, transfer, lease, conveyance or disposition is made will be a corporation or limited liability company organized and existing under the laws of the United States of America, any state thereof or the District of Columbia;

●	the surviving entity (if other than us) expressly assumes, by supplemental indenture in form reasonably satisfactory to the Trustee, executed and delivered to the Trustee by such surviving entity, the due and punctual payment of the principal of, and premium, if any, and interest on, all the Notes outstanding, and the due and punctual performance and observance of all the covenants and conditions of the Indenture to be performed by us;

●	immediately before and immediately after giving effect to such transaction or series of related transactions, no default or Event of Default has occurred and is continuing; and

●	in the case of a merger where the surviving entity is other than us, we or such surviving entity will deliver, or cause to be delivered, to the Trustee, an officers’ certificate and an opinion of counsel, each stating that such transaction and the supplemental indenture, if any, in respect thereto, comply with this covenant and that all conditions precedent in the Indenture relating to such transaction have been complied with.

Reporting

If, at any time, we are not subject to the reporting requirements of Sections 13 or 15(d) of the Exchange Act to file any periodic reports with the SEC, we agree to furnish to holders of the Notes and the Trustee, for the period of time during which the Notes are outstanding, our audited annual consolidated financial statements, within 90 days of our fiscal year end, and unaudited interim consolidated financial statements, within 60 days of our fiscal quarter end (other than our fourth fiscal quarter). All such financial statements will be prepared, in all material respects, in accordance with GAAP, as applicable.

Modification or Waiver

There are three types of changes we can make to the Indenture and the Notes:

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Changes Not Requiring Approval

First, there are changes that we can make to the Notes without the specific approval of the holders of the Notes. This type is limited to clarifications and certain other changes that would not adversely affect holders of the Notes in any material respect and include changes:

●	to evidence the succession of another corporation, and the assumption by the successor corporation of our covenants, agreements and obligations under the Indenture and the Notes;

●	to add to our covenants for the benefit of the holders of the Notes, or to surrender any right or power herein conferred upon the Company and to make the occurrence;

●	to add any additional Events of Default for the benefit of the holders of the Notes;

●	to add to or change any of the provisions of the Indenture to such extent as necessary to permit or facilitate the issuance of the Notes in bearer form, registrable or not registrable as to principal, and with or without interest coupons, or to permit or facilitate the issuance of the Notes in uncertificated form;

●	to add or provide for a guaranty of the Notes or additional obligors on the Notes;

●	to establish the form or terms of the Notes;

●	to cure any ambiguity or to correct or supplement any provision contained in the Indenture or in any supplemental indenture which may be defective or inconsistent with other provisions, or to make any other provisions with respect to matters or questions arising under the Indenture, provided that such action pursuant to this clause shall not adversely affect the interests of the holders of the Notes in any material respect;

●	to secure the Notes, including provisions regarding the circumstances under which collateral may be released or substituted;

●	to evidence and provide for the acceptance and appointment of a successor trustee and to add or change any provisions of the Indenture as necessary to provide for or facilitate the administration of the trust by more than one trustee; and

●	to supplement any of the provisions of the Indenture to such extent as shall be necessary to permit or facilitate the defeasance and discharge the Notes, provided that any such action shall not adversely affect the interests of the holders of the Notes in any material respect.

Changes Requiring Approval of Each Holder

We cannot make certain changes to the Notes without the specific approval of each holder of the Notes. The following is a list of those types of changes:

●	changing the stated maturity of the principal of, or any installment of interest on, any Note;

●	reducing the principal amount or rate of interest of any Note;

●	changing the place of payment where any Note or any interest is payable;

●	impairing the right to institute suit for the enforcement of any payment on or after the date on which it is due and payable;

●	reducing the percentage in principal amount of holders of the Notes whose consent is needed to modify or amend the Indenture; and

●	reducing the percentage in principal amount of holders of the Notes whose consent is needed to waive compliance with certain provisions of the Indenture or to waive certain defaults.

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Changes Requiring Majority Approval

Any other change to the Indenture and the Notes would require the following approval:

●	if the change only affects the Notes, it must be approved by holders of not less than a majority in aggregate principal amount of the outstanding Notes; and

●	if the change affects more than one series of debt securities issued under the Indenture, it must be approved by the holders of not less than a majority in aggregate principal amount of each of the series of debt securities affected by the change.

Consent from holders to any change to the Indenture or the Notes must be given in writing.

Further Details Concerning Voting

The amount of Notes deemed to be outstanding for the purpose of voting will include all Notes authenticated and delivered under the Indenture as of the date of determination except:

●	Notes cancelled by the Trustee or delivered to the Trustee for cancellation;

●	Notes for which we have deposited with the Trustee or paying agent or set aside in trust money for their payment or redemption and, if money has been set aside for the redemption of the Notes, notice of such redemption has been duly given pursuant to the Indenture to the satisfaction of the Trustee;

●	Notes held by the Company, its subsidiaries or any other entity which is an obligor under the Notes, unless such Notes have been pledged in good faith and the pledgee is not the Company, an affiliate of the Company or an obligor under the Notes;

●	Notes for which have undergone full defeasance, as described below; and

●	Notes which have been paid or exchanged for other Notes due to such Notes loss, destruction or mutilation, with the exception of any such Notes held by bona fide purchasers who have presented proof to the Trustee that such Notes are valid obligations of the Company.

We will generally be entitled to set any day as a record date for the purpose of determining the holders of the Notes that are entitled to vote or take other action under the Indenture, and the Trustee will generally be entitled to set any day as a record date for the purpose of determining the holders of the Notes that are entitled to join in the giving or making of any Notice of Default, any declaration of acceleration of maturity of the Notes, any request to institute proceedings or the reversal of such declaration. If we or the Trustee set a record date for a vote or other action to be taken by the holders of the Notes, that vote or action can only be taken by persons who are holders of the Notes on the record date and, unless otherwise specified, such vote or action must take place on or prior to the 180th day after the record date. We may change the record date at our option, and we will provide written notice to the Trustee and to each holder of the Notes of any such change of record date.

Defeasance

The following defeasance provisions are applicable to the Notes. “Defeasance” means that, by irrevocably depositing with the Trustee an amount of cash denominated in U.S. dollars and/or U.S. government obligations sufficient to pay all principal and interest, if any, on the Notes when due and satisfying any additional conditions noted below, we will be deemed to have been discharged from our obligations under the Notes. In the event of a “covenant defeasance,” upon depositing such funds and satisfying similar conditions discussed below we would be released from certain covenants under the Indenture relating to the Notes. The consequences to the holders of the Notes would be that, while they would no longer benefit from certain covenants under the Indenture, and while the Notes could not be accelerated for any reason, the holders of the Notes nonetheless would be guaranteed to receive the principal and interest owed to them.

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Covenant Defeasance

Under the Indenture, we have the option to take the actions described below and be released from some of the restrictive covenants under the Indenture under which the Notes were issued. This is called “covenant defeasance.” In that event, holders of the Notes would lose the protection of those restrictive covenants but would gain the protection of having money and government securities set aside in trust to repay the Notes. In order to achieve covenant defeasance, the following must occur:

●	we must irrevocably deposit or cause to be deposited with the Trustee as trust funds for the benefit of all holders of the Notes cash, U.S. government obligations or a combination of cash and U.S. government obligations sufficient, without reinvestment, in the opinion of a nationally recognized firm of independent public accountants, investment bank or appraisal firm, to generate enough cash to make interest, principal and any other applicable payments on the Notes on their various due dates;

●	we must deliver to the Trustee a legal opinion of our counsel stating that under U.S. federal income tax law, we may make the above deposit and covenant defeasance without causing holders to be taxed on the Notes differently than if we did not make the deposit and we just repaid the debt securities ourselves at maturity;

●	we must deliver to the Trustee an officers’ certificate stating that the Notes, if then listed on any securities exchange, will not be delisted as a result of the deposit;

●	no default or Event of Default with respect to the Notes has occurred and is continuing, and no defaults or Events of Defaults related to bankruptcy, insolvency or organization occurs during the 90 days following the deposit;

●	the covenant defeasance must not cause the Trustee to have a conflicting interest within the meaning of the Trust Indenture Act;

●	the covenant defeasance must not result in a breach or violation of, or constitute a default under, the Indenture or any other material agreements or instruments to which we are a party;

●	the covenant defeasance must not result in the trust arising from the deposit constituting an investment company within the meaning of the Investment Company Act unless such trust will be registered under the Investment Company Act or exempt from registration thereunder; and

●	we must deliver to the Trustee an officers’ certificate and a legal opinion from our counsel stating that all conditions precedent with respect to the covenant defeasance have been complied with.

Full Defeasance

If there is a change in U.S. federal income tax law, we can legally release ourselves from all payment and other obligations on the Notes if we take the following actions below:

●	we must irrevocably deposit or cause to be deposited with the Trustee as trust funds for the benefit of all holders of the Notes cash, U.S. government obligations or a combination of cash and U.S. government obligations sufficient, without reinvestment, in the opinion of a nationally recognized firm, of independent public accountants, investment bank or appraisal firm, to generate enough cash to make interest, principal and any other applicable payments on the Notes on their various due dates;

●	we must deliver to the Trustee a legal opinion confirming that there has been a change to the current U.S. federal income tax law or an Internal Revenue Service ruling that allows us to make the above deposit without causing holders to be taxed on the Notes any differently than if we did not make the deposit and we just repaid the debt securities ourselves at maturity;

●	we must deliver to the Trustee an officers’ certificate stating that the Notes, if then listed on any securities exchange, will not be delisted as a result of the deposit;

●	no default or Event of Default with respect to the Notes has occurred and is continuing and no defaults or Events of Defaults related to bankruptcy, insolvency or organization occurs during the 90 days following the deposit;

●	the full defeasance must not cause the Trustee to have a conflicting interest within the meaning of the Trust Indenture Act;

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●	the full defeasance must not result in a breach or violation of, or constitute a default under, the Indenture or any other material agreements or instruments to which we are a party;

●	the full defeasance must not result in the trust arising from the deposit constituting an investment company within the meaning of the Investment Company Act unless such trust will be registered under the Investment Company Act or exempt from registration thereunder; and

●	we must deliver to the Trustee an officers’ certificate and a legal opinion from our counsel stating that all conditions precedent with respect to the full defeasance have been complied with.

In the event that the Trustee is unable to apply the funds held in trust to the payment of obligations under the Notes by reason of a court order or governmental injunction or prohibition, then those of our obligations discharged under the full defeasance or covenant defeasance will be revived and reinstated as though no deposit of funds had occurred, until such time as the Trustee is permitted to apply all funds held in trust under the procedure described above may be applied to the payment of obligations under the Notes. However, if we make any payment of principal or interest on the Notes to the holders, we will be subrogated to the rights of the holders to receive such payment from the money so held in trust.

Listing

The Notes are listed on the Nasdaq Stock Market LLC under the symbols “HROWL” and “HROWM”. The Notes trade “flat,” meaning that purchasers do not pay and sellers do not receive any accrued and unpaid interest on the Notes that is not included in the trading price.

Governing Law

The Indenture and the Notes are governed by and construed in accordance with the laws of the State of New York.

Global Notes; Book-Entry Issuance

The Notes are issued in the form of one or more global certificates, or Global Notes, registered in the name of The Depository Trust Company, or DTC. DTC has informed us that its nominee is Cede & Co. Accordingly, we expect Cede & Co. to be the initial registered holder of the Notes. No person that acquires a beneficial interest in the Notes will be entitled to receive a certificate representing that person’s interest in the Notes except as described herein. Unless and until definitive securities are issued under the limited circumstances described below, all references to actions by holders of the Notes will refer to actions taken by DTC upon instructions from its participants, and all references to payments and notices to holders will refer to payments and notices to DTC or Cede & Co., as the registered holder of these securities.

DTC has informed us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity issues, corporate and municipal debt issues, and money market instruments from over 100 countries that DTC’s participants, or Direct Participants, deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations. DTC is a wholly owned subsidiary of The Depository Trust & Clearing Corporation, or DTCC.

DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies. DTCC is owned by the users of its regulated subsidiaries. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly, or Indirect Participants. DTC has an S&P rating of AA+. The DTC Rules applicable to its participants are on file with the SEC. More information about DTC can be found at www.dtcc.com.

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Purchases of the Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the Notes on DTC’s records. The ownership interest of each actual purchaser of each Note, or the Beneficial Owner, is in turn to be recorded on the Direct and Indirect Participants’ records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in the Notes, except in the event that use of the book-entry system for the Notes is discontinued.

To facilitate subsequent transfers, all Notes deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of the Notes with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Notes; DTC’s records reflect only the identity of the Direct Participants to whose accounts the Notes are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Redemption notices will be sent to DTC. If less than all of the Notes are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each Direct Participant in the Notes to be redeemed.

Neither DTC nor Cede & Co. (nor any other DTC nominee) will consent or vote with respect to the Notes unless authorized by a Direct Participant in accordance with DTC’s Procedures. Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those Direct Participants to whose accounts the Notes are credited on the record date (identified in a listing attached to the Omnibus Proxy).

Redemption proceeds, distributions and interest payments on the Notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us or the applicable trustee or depositary on the payment date in accordance with their respective holdings shown on DTC’s records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with the Notes held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC nor its nominee, the applicable trustee or depositary, or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of redemption proceeds, distributions and interest payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of us or the applicable trustee or depositary. Disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but we take no responsibility for the accuracy thereof.

None of the Company, the Trustee, any depositary, or any agent of any of them will have any responsibility or liability for any aspect of DTC’s or any participant’s records relating to, or for payments made on account of, beneficial interests in a Global Note, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

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Termination of a Global Note

If a Global Note is terminated for any reason, interest in it will be exchanged for certificates in non-book-entry form as certificated securities. After such exchange, the choice of whether to hold the certificated Notes directly or in street name will be up to the investor. Investors must consult their own banks or brokers to find out how to have their interests in a Global Note transferred on termination to their own names, so that they will be holders of the Notes. See “— Form, Exchange and Transfer of Certificated Registered Securities.”

Payment and Paying Agents

We will pay interest to the person listed in the Trustee’s records as the owner of the Notes at the close of business on the record date for the applicable interest payment date, even if that person no longer owns the Note on the interest payment date. Because we pay all the interest for an interest period to the holders on the record date, holders buying and selling the Notes must work out between themselves the appropriate purchase price. The most common manner is to adjust the sales price of the Notes to prorate interest fairly between buyer and seller based on their respective ownership periods within the particular interest period.

Payments on Global Notes

We will make payments on the Notes so long as they are represented by Global Notes in accordance with the applicable policies of the depositary in effect from time to time. Under those policies, we will make payments directly to the depositary, or its nominee, and not to any indirect holders who own beneficial interest in the Global Notes. An indirect holder’s right to those payments will be governed by the rules and practices of the depositary and its participants.

Payments on Certificated Securities

In the event the Notes become represented by certificates, we will make payments on the Notes as follows. We will pay interest that is due on an interest payment date by check mailed on the interest payment date to the holder of the Note at his or her address shown on the Trustee’s records as of the close of business on the record date. We will make all payments of principal by check at the office of the Trustee in the contiguous United States and/or at other offices that may be specified in the Indenture or a notice to holders against surrender of the Note.

Payment When Offices Are Closed

If any payment is due on the Notes on a day that is not a business day, we will make the payment on the next day that is a business day. Payments made on the next business day in this situation will be treated under the Indenture as if they were made on the original due date. Such payment will not result in a default under the Notes or the Indenture, and no interest will accrue on the payment amount from the original due date to the next day that is a business day.

Book-entry and other indirect holders should consult their banks or brokers for information on how they will receive payments on the Notes.

Form, Exchange and Transfer of Certificated Registered Securities

Notes in physical, certificated form will be issued and delivered to each person that DTC identifies as a beneficial owner of the related Notes only if:

●	DTC notified us at any time that it is unwilling or unable to continue as depositary for the Global Notes;

●	DTC ceases to be registered as a clearing agency under the Exchange Act; or

●	an Event of Default with respect to such Global Note has occurred and is continuing.

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Holders may exchange their certificated securities for Notes of smaller denominations or combined into fewer Notes of larger denominations, as long as the total principal amount is not changed and as long as the denomination is equal to or greater than $25.

Holders may exchange or transfer their certificated securities at the office of the Trustee. We have appointed the Trustee to act as our agent for registering the Notes in the name of holders transferring Notes. We may at any time designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts.

Holders will not be required to pay a service charge for any registration of transfer or exchange of their certificated securities, but they may be required to pay any tax or other governmental charge associated with the registration of transfer or exchange. The transfer or exchange will be made only if our transfer agent is satisfied with the holder’s proof of legal ownership.

If we redeem any of the Notes, we may block the transfer or exchange of those Notes selected for redemption during the period beginning 15 days before the day we mail the notice of redemption and ending on the day of that mailing, in order to determine or fix the list of holders to prepare the mailing. We may also refuse to register transfer or exchanges of any certificated Notes selected for redemption, except that we will continue to permit transfers and exchanges of the unredeemed portion of any Note that will be partially redeemed.

About the Trustee

U.S. Bank National Association is the Trustee under the Indenture and is the principal paying agent and registrar for the Notes. The Trustee may resign or be removed with respect to the Notes provided that a successor trustee is appointed to act with respect to the Notes.

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